Mail Stop 4561

June 24, 2008

Shantanu Narayen, President and CEO
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Also via facsimile at: (408) 537-6000

> **Re: Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Filed January 24, 2008**
> **File No. 000-15175**

Dear Mr. Narayen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel